UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                      For the fiscal year ended December 31, 2004

                      OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-10962

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CALLAWAY GOLF COMPANY

401(k) RETIREMENT INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CALLAWAY GOLF COMPANY
2180 RUTHERFORD ROAD
CARLSBAD, CA 92008

Callaway Golf Company
401(k) Retirement Investment Plan
Index to Report, Financial Statements and Supplemental Schedules
December 31, 2004 and 2003

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Callaway Golf Company 401(k) Retirement Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Callaway Golf Company 401(k) Retirement Investment Plan (the “Plan”) as of December 31, 2004 and 2003 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003 and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets as of December 31, 2004 and schedule of reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, are fairly stated, in all material respects, when considered in relation to the basic 2004 financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Costa Mesa, California
June 24, 2005

Callaway Golf Company
401(k) Retirement Investment Plan

Statements of Net Assets Available for Benefits
(In thousands)

	December 31,
	2004	2003
Assets
Investments, at fair value:
Mutual funds	$87,039	$93,766
Common/collective funds — retirement savings trust	23,189	—
Callaway Golf Company common stock	14,421	18,412
Participant loans	6,509	6,603

Total investments	131,158	118,781
Receivables:
Participant contributions	180	2,923
Employer contributions	93	268

Total receivables	273	3,191

Total assets	131,431	121,972

Liabilities
Accrued liabilities	46	—

Net assets available for benefits	$131,385	$121,972

The accompanying notes are an integral part of these financial statements.

Callaway Golf Company
401(k) Retirement Investment Plan

Statements of Changes in Net Assets Available for Benefits
(In thousands)

	Year Ended
	December 31,
	2004	2003
Additions to net assets:
Net appreciation of investments	$4,514	$15,282
Interest and dividends	3,087	1,856

Net investment gain	7,601	17,138
Contributions:
Participant contributions	9,120	6,840
Employer contributions	6,589	7,903
Rollover contributions	253	22,673

Total contributions	15,962	37,416
Asset transfers in	4	863

Total additions	23,567	55,417

Deductions from net assets:
Benefits paid to participants	13,916	8,215
Plan expenses	238	169

Total deductions	14,154	8,384

Net increase in net assets available for benefits	9,413	47,033
Net assets available for benefits:
Beginning of year	121,972	74,939

End of year	$131,385	$121,972

The accompanying notes are an integral part of these financial statements.

Callaway Golf Company
401(k) Retirement Investment Plan

Notes to Financial Statements for the years ended December 31, 2004 and 2003

1. Description of Plan

The following description of the Callaway Golf Company 401(k) Retirement Investment Plan, (the “Plan” or the “Callaway Plan”), is provided for general information purposes only. Interested parties should refer to the Plan document for a more complete description of the Plan’s provisions.

General

Effective January 1, 1991, Callaway Golf Company (the “Company”) adopted, the Plan, to enable eligible employees to make pre-tax savings deferrals and to share in the Company’s earnings, thereby providing employees with an opportunity to accumulate funds for their retirement. The Plan is a defined contribution plan covering all eligible employees of the Company who are eighteen years of age or older.

Vanguard Fiduciary Trust Company (“Vanguard”) is the Plan Trustee and recordkeeper for the Plan’s assets. Vanguard has the authority and responsibility for the management and investment of the Plan’s assets. The Company, as plan sponsor, administers the Plan through a Plan Committee (the “401(k) Plan Committee”) which is appointed by the Chief Executive Officer. The members of the 401(k) Plan Committee are employees of the Company and have the responsibility for the general administration and operation of the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Participants may elect to defer 1% to 15% of their annual pre-tax compensation subject to an annual limitation imposed by the Internal Revenue Service of $13,000 and $12,000 in 2004 and 2003, respectively. In 2005, the Plan was amended to allow participants to defer up to 25% of their annual pre-tax compensation which is subject to the 2005 annual pre-tax compensation limit of $14,000. Participants may also contribute amounts representing distributions or rollovers from other qualified plans.

Subject to certain contribution limits, the Company makes matching contributions each pay period equal to 100% of the deferral rate elected by participants for deferral rates up to 6% of annual compensation. Employees are eligible to receive matching contributions after having been employed for at least six months and having accrued 500 hours of service.

The Company may also make discretionary profit sharing contributions. Company profit sharing contributions are recorded by the Plan when and if approved by the Company’s Board of Directors. During 2003, the profit sharing contribution authorized by the Company’s Board of Directors and accrued by the Plan was $2,922,807. The profit sharing contribution for 2003 was received by the Plan in February 2004. Plan participants do not accrue earnings on contributions until such contributions are received by the Plan. There were no profit sharing contributions authorized by the Board of Directors for 2004.

In September 2003, the Company acquired through a court approved sale, substantially all of the golf-related assets of the TFGC Estate, Inc. (f/k/a The Top-Flite Golf Company, f/k/a Spalding Sports Worldwide, Inc.). In connection with the acquisition of the TFGC Estate, Inc., the Top-Flite Golf Company Savings Plan-Plant and the Spalding Sports Worldwide, Inc. Savings Plus Plan (the “Top-Flite Plans”) were terminated, and participants were given the option of rolling over their participant accounts into the Callaway Plan. A majority of the participants elected the rollover option, resulting in a significant increase to the Callaway Plan in 2003.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s matching and profit sharing contribution and Plan earnings. Only participants who are actively employed on the last day of the Plan year and have completed more than 500 hours of service during the year will be allocated profit sharing contributions. Allocations of the Company’s profit sharing contributions are based on each participant’s eligible compensation in relation to the total compensation of all Plan participants.

Vesting

The portion of the participant’s account attributable to elective deferral contributions and rollover contributions are 100% vested and non-forfeitable. Participants vest in employer matching and profit sharing contributions at a rate of 25% per year, becoming fully vested after the completion of four years of service.

Forfeitures

Matching contributions forfeited by unvested terminated participants may be used by the Company to offset future matching contributions or reimburse the Plan for administrative expenses. Plan forfeitures totaled $202,437 and $151,306 for the years ended December 31, 2004 and 2003, respectively.

Benefit Payments

Upon termination of services due to death, retirement or termination, a participant (or beneficiary) may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a designated period of time. If the vested value of the participant’s account exceeds $5,000 (excluding rollover contributions) at termination of employment, the participant is allowed to leave his or her account balance in the Plan. The amount left on deposit and the interest earned thereon are not forfeitable. If the vested balance of the participant’s account is $5,000 or less (excluding rollover money) at termination of employment, the participant’s vested balance is distributed to the participant.

In limited circumstances, participants may withdraw any or all of their vested account balances at any time during the Plan year provided certain hardship conditions, as defined in the Plan agreement, have been met.

Participant Loans

The Plan allows participants to borrow against their vested balances. Participants may borrow up to 50% of their vested account balance in loan amounts ranging from $1,000 to a maximum of $50,000. Loan repayment periods may not exceed five years with the exception of loans used to acquire a principal residence. In such case, a reasonable repayment period not to exceed 15 years shall be established. The loan interest rate is equal to the prime rate at the time the loan is originated. As of December 31, 2004 interest rates on outstanding loans ranged from 4.0% to 10.0%. Principal and interest are paid ratably through payroll deductions.

In connection with the acquisition of the TFGC Estate, Inc. assets, the Top-Flite Plans were terminated and participants with outstanding loan balances were given the option of rolling over their participant accounts and outstanding loan balance into the Callaway Plan, or paying the outstanding loan in full.

Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants will become 100% vested in their account balances.

Plan Expenses

The Company pays administrative expenses, net of amounts paid from Plan forfeitures, which include recordkeeping and trustee fees incurred in administering the Plan. Administrative expenses incurred by the Plan totaled $224,664 and $169,000, of which, $178,600 and $163,841 were paid with plan forfeitures for the years ended December 31, 2004 and 2003, respectively. Participants pay loan origination and service fees. Loan origination and service fees totaled $13,690 and $5,275 for the years ended December 31, 2004 and 2003, respectively.

Investment Options

Upon enrollment in the Plan, a participant may direct contributions to any of the following eleven investment options, Vanguard Retirement Savings Trust, Vanguard 500 Index Fund, Vanguard GNMA Fund, Vanguard Explorer Fund, Vanguard PRIMECAP Fund , Vanguard Balanced Index Fund, Vanguard Equity Income Fund, PIMCO RCM Global Technology Fund, PIMCO Total Return Fund, Templeton Foreign Fund, Franklin Balance Sheet Investment Fund, Callaway Golf Company Common Stock.

Effective June 28, 2004 the Vanguard Retirement Savings Trust was added as a new investment option into the Plan. At that time, this fund replaced the Vanguard Prime Money Market Fund which was closed effective June 28, 2004, and the balance of the Vanguard Prime Money Market Fund was transferred to the Vanguard Retirement Savings Trust.

2.	Summary of Significant Accounting Policies

Basis of Accounting and Use of Estimates

The Plan financial statements are prepared using the accrual basis of accounting in conformity with generally accepted accounting principles in the United States of America. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of changes in net assets available for benefits. Actual results could differ from these estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair market value. Shares of registered investment companies and the underlying investments of common collective funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Purchases and sales of investments are recorded on a trade-date basis. The Company’s stock fund is valued at its year-end unit closing price (comprised of the year-end market price plus the un-invested cash position). Participant loans are valued at cost, which approximates fair value. The Plan presents in the statement of changes in net assets available for benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Interest income is accrued when earned and dividend income is recorded on the ex-dividend date. Capital gains are included in dividend income.

Contributions

Participant contributions and Company matching contributions are recorded in the period during which the Company makes payroll deductions from the participants’ earnings.

Company profit sharing contributions are recorded by the Plan when and if approved by the Company’s Board of Directors.

Distributions to Participants

Distributions to participants are recorded when paid.

3.	Investments

The following investments represent 5% or more of the Plan’s net assets available for benefits as follows:

	December 31,
Description of Investment	2004	2003
Vanguard Retirement Savings Trust	$23,189,437	$—
Vanguard Prime Money Market Fund	—	21,604,192
Vanguard 500 Index Fund	21,231,096	18,300,085
Callaway Golf Company Common Stock (1)	14,421,091	18,412,199
PIMCO RCM Global Technology Fund	10,320,812	10,319,673
Vanguard PRIMECAP Fund	9,218,307	6,263,334
Vanguard Explorer Fund	8,908,677	6,771,092
Templeton Foreign Fund	7,382,454	—
Vanguard Equity Income Fund	7,182,440	—
PIMCO Total Return Fund	6,813,386	—
Vanguard Balanced Index Fund	6,801,148	6,216,754

(1)	1,068,229 and 1,092,710 shares were issued at December 31, 2004 and December 31, 2003, respectively.

The Plan’s investments (including realized and unrealized gains and losses) appreciated in value by $4,514,346 and $15,281,966 during 2004 and 2003, respectively, as follows:

	December 31,
	2004	2003
Mutual Funds	$7,702,048	$11,485,106
Callaway Golf Company Common Stock	(3,187,702)	3,796,860

	$4,514,346	$15,281,966

4. Tax Status

The plan obtained its latest determination letter on February 11, 2003, in which the Internal Revenue Service determined and informed the Company that the Plan was designed in compliance with the applicable requirements of the Internal Revenue Code. The Plan sponsor believes that the Plan continues to qualify and to operate as designed, and is tax exempt.

The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code.

5. Related Party Transactions

The Plan invests in shares of mutual funds managed by an affiliate of Vanguard. Vanguard acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules. Fees paid by the Plan to Vanguard for management services amounted to $149,952 and $176,903 for the years ended December 31, 2004 and 2003, respectively.

6. Pending Distributions

There were no Plan assets allocated to participants who had elected to withdraw from the Plan as of December 31, 2004.

7. Risk and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed-income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

The Plan’s investment in the Company’s common stock amounted to $14,421,091 and $18,412,199 as of December 31, 2004 and 2003, respectively. Such investments represented approximately 11% and 15% of the Plan’s net assets available for benefits as of December 31, 2004 and 2003, respectively. For risks and uncertainties regarding Callaway Golf Company, participants should refer to the December 31, 2004, Form 10-K and the March 31, 2005, Form 10-Q the Company filed with the Securities and Exchange Commission.

Schedule I

Callaway Golf Company 401(k) Retirement Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held for Investment Purposes at End of Year)
December 31, 2004

	Identity of Issuer,
	Borrower, Lessor	Description of	Current
	or Similar Party	Investment	Value
*	Vanguard	Retirement Savings Trust**	$23,189,437
*	Vanguard	500 Index Fund Investor Shares**	21,231,096
*	PIMCO	RCM Global Technology Fund**	10,320,812
*	Vanguard	PRIMECAP Fund**	9,218,307
*	Vanguard	Explorer Fund**	8,908,677
*	Templeton	Foreign Fund**	7,382,454
*	Vanguard	Equity Income Fund**	7,182,440
*	PIMCO	Total Return Fund**	6,813,386
*	Vanguard	Balanced Index Fund**	6,801,148
*	Vanguard	GNMA Fund	5,177,369
*	Franklin	Balance Sheet Investment Fund	4,003,714
*	Callaway Golf Company	Common Stock**	14,421,091

	Participant loans	Interest rates range from 4.0% to 10.0%	6,508,900

			$131,158,831

*	Represents a party-in-interest.

**	Investment represents 5% or more of the Plan’s net assets available for benefits at December 31, 2004.

Note: Historical cost information for participant-directed investments is not required.

Schedule II

Callaway Golf Company 401(k) Retirement Investment Plan

Schedule H, Line 4j — Schedule of Reportable Transactions *
December 31, 2004

					Current Value of
Identity of Party	Description				Asset on	Net Gain
Involved	of Asset	Purchase Price	Selling Price	Cost of Asset	Transaction Date	(Loss)
The Vanguard Group	PIMCO Total Return	$3,612,525			$3,612,525
The Vanguard Group	PIMCO Total Return		$2,664,372	$2,667,686	2,664,372	$(3,314)
The Vanguard Group	Vanguard 500 Index Inv	$5,368,508			5,368,508
The Vanguard Group	Vanguard 500 Index Inv		$4,071,772	$3,665,643	$4,071,772	$406,129
The Vanguard Group	Vanguard Prime Money Mkt	$7,431,664			7,431,664
The Vanguard Group	Vanguard Prime Money Mkt		$29,034,853	$29,034,853	$29,034,853	$—
The Vanguard Group	Vanguard Retire Savings Trust	$28,140,145			28,140,145
The Vanguard Group	Vanguard Retire Savings Trust		$4,950,708	$4,950,708	$4,950,708	$—
The Vanguard Group	Callaway Golf Stock Fund	$6,501,817			6,501,817
The Vanguard Group	Callaway Golf Stock Fund		$7,305,210	$7,775,334	$7,305,210	$(470,134)

*	Transactions or a series of transactions in excess of 5% of the current value of the Plan’s assets as of the beginning of the plan year as defined in section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

The accompanying notes are an integral part of these financial statements.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee of the Callaway Golf Company 401(k) Retirement Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PLAN COMMITTEE OF THE CALLAWAY GOLF COMPANY 401(k) RETIREMENT INVESTMENT PLAN

Date: June 28, 2005	By:	/s/ MARLO M. CORMIER

MARLO M. CORMIER
Member of the Plan Committee and Vice President, Corporate Controller of Callaway Golf Company